September 24, 2009

René Lerer, M.D.
Chief Executive Officer
Magellan Health Services, Inc.
55 Nod Road
Avon, CT 06001

      Re: **Magellan Health Services, Inc.**
                Form 10-K for the Year Ended December 31, 2008
                Filed February 27, 2009
                Schedule 14A filed April 8, 2009
                File No. 001-6639

Dear Dr. Lerer:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                Sincerely,

                Jeffrey P. Riedler
                Assistant Director